Exhibit 12 (b)

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Year Ended December 31, 2006
Net income	$57,603
Fixed charges:
Audit fees	46
Trustee fees	130
Administrative and consulting fees	281
Total fixed charges	457
Earnings before fixed charges	$58,060
Fixed charges, as above	457
Preferred securities dividend	38,690
Fixed charges including preferred securities dividends	$39,147
Ratio of earnings to fixed charges and preferred securities dividend	1.48